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SPECIAL SHAREHOLDERS' MEETING

On December 17, 1998, a special shareholders' meeting was held. Kemper Municipal Income Trust shareholders were asked to vote on a new investment management agreement with Scudder Kemper Investments, Inc. This item was approved. Below are the results:

   For      Against   Abstain
28,149,122  356,702   566,482

SHAREHOLDERS' Meeting

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